3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA  19103-2799

215.981.4000

Fax 215.981.4750

November 2, 2016

Filing Desk

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: James E. O’Connor, Senior Counsel

Re:	FundVantage Trust (the “Trust”)
1940 Act File No. 811-22027 1933 Act File No. 333-141120

Dear Mr. O’Connor:

This letter addresses the comments of the Securities and Exchange Commission’s staff (the “Staff”) to the preliminary copy of the notice of meeting, proxy statement, and form of proxy card filed via EDGAR on October 19, 2016 (the “Preliminary Materials”) to be furnished to shareholders of the Pemberwick Fund (the “Fund”), a series of the Trust, in connection with a special meeting of shareholders of the Fund to be held on November 22, 2016 (the “Meeting”).

The Meeting is being called in order to ask shareholders of the Fund to consider a proposal (the “Proposal”) to approve an Agreement and Plan of Reorganization, which provides for: (a) the transfer of all the assets and liabilities of the Fund to the Pemberwick Fund (the “Acquiring Fund”), a newly formed series of Manager Directed Portfolios (“MDP”), in exchange for shares of the Acquiring Fund; (b) the distribution of the shares of the Acquiring Fund pro rata by the Fund to its shareholders in complete liquidation of the Fund; and (c) the dissolution and termination of the Fund as a series of the Trust (the “Reorganization”).

We appreciate the opportunity to address the Staff’s comments regarding certain disclosures in the Preliminary Materials.  We set forth the Staff’s comments in italicized text followed by the Trust’s response to the Staff’s comments.

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1)             The Acquiring Fund has chosen not to register the shares to be issued in the reorganization by means of a Form N-14 filing.  Form N-14 under the Securities Act provides for registration of securities to be issued in: (i) a transaction of the type specified in Rule 145(a) under the Securities Act; (ii) a merger in which a vote or consent of the security holders of the company being acquired is not required under applicable state law; (iii) an exchange offer for securities of the issuer or another person; (iv) a public reoffering or resale of any securities acquired in an offering registered on Form N-14; or (v) two or more of the transactions listed in items (i) through (iv).  Please inform us why you believe that the reorganization will not be a transaction described in items (ii) through (iv) or a Rule 145(a) transaction involving a new investment decision by the Fund’s shareholders.

Response:   We direct your attention to the letter dated October 12, 2016, from Mr. Douglas J. Neilson, President and Principal Executive Officer of MDP, to Ms. Alison T. White, Senior Counsel in the Division of Investment Management, in which MDP explained and supported its determination  that the Reorganization will not be a transaction of the type specified in Rule 145(a) under the Securities Act or a transaction described in items (ii) through (iv) above.  This letter was submitted to the Staff via EDGAR on October 12, 2016.

2)             Please clarify whether the proxy holders at the meeting who are bound to vote “no” on the merger proposal are also bound to vote “no” on a motion to adjourn the meeting to solicit additional votes.

Response:  The section entitled “Quorum Requirement” on page 20 of  proxy statement states that “[i]n the event that the necessary quorum to transact business or the vote required to approve a Proposal is not obtained at the Meeting, the persons named as proxies may propose one or more adjournments of the Meeting, without notice other than announcement at the Meeting, in accordance with applicable law to permit further solicitation of proxies necessary for the passage of such Proposal or to obtain a quorum.  Any such adjournment as to a matter will require the affirmative vote of the holders of a majority of the shares present in person or by proxy at the Meeting.  The persons named as proxies will vote in favor of any such adjournment those proxies which they are entitled to vote in favor of the Proposal and will vote against any such adjournment those proxies to be voted against the Proposal.”

3)             We note that the proxy card also mentions Internet voting.

Response:   The proxy statement has been revised to address the Staff’s comment.

4)             Please provide more information on why the reorganization would be in the best interests of shareholders “given Pemberwick’s business model.”

Response:  The proxy statement has been revised to address the Staff’s comment and now discloses “Pemberwick’s belief that the service options and fee arrangements offered through a reorganization into MDP would be in the best interest of the Fund and its shareholders given that, among other things, the portfolio managers for the Fund will continue to be responsible for the day-to-day portfolio management activities of the Acquiring Fund, promoting continuity of asset management and investment expectations for the Fund’s shareholders.”

5)             Please clarify that the strategies, including the concentration in the banking industry, are identical for both funds. Please clarify that the flexibility to allocate assets to the sub-adviser is the same for both funds.

Response:  The section entitled “Comparison of Investment Restrictions” on page 9 of the proxy statement states that “[t]he investment restrictions of the Fund and the Acquiring Fund will be exactly the same.” Additionally, the section entitled “FundVantage Board Considerations of the Reorganization; Investment Objectives, Principal Investment Strategies and Principal Risks” on page 15 of  proxy statement states that “[t] he investment objective of the Fund is identical to that of the Acquiring Fund. Additionally, the principal investment strategies of the Fund are the same as those of the Acquiring Fund.”

With regard to the continued allocation by Pemberwick Investment Advisors LLC (“Pemberwick”) of Acquiring Fund assets to be managed by J.P. Morgan Investment Management Inc. (“Sub-Adviser”), the proxy has been revised to address the Staff’s comment. The section entitled “Summary of Investment Objectives and Principal Investment Strategies” on page 7 of the proxy statement now states “The Adviser has engaged J.P. Morgan to manage all or a portion of the Fund’s assets in a percentage determined from time to time by the Adviser.  Upon the completion of the Reorganization, at the Adviser’s discretion, the Adviser may allocate 100% of the Acquiring Fund’s assets to the Sub-Adviser.”

6)             In the section entitled “Comparison of Investment Adviser and Sub-Adviser and Advisory Fees” on page 11 of the proxy statement, please make clearer that the Acquiring Fund charges a management fee of 0.25% while the Fund charges 0.50%.

Response:  The proxy statement has been revised to address the Staff’s comment.

7)             In the second sentence under the section entitled “Performance” on page 16, delete the phrase “is expected to” and replace with “will”:

Response: The proxy statement has been revised to address the Staff’s comment.

8)             Please inform us why there may be broker non-votes at the meeting.  The vote on the merger is a non-routine vote that by itself should not give rise to broker non-votes.  Does the addition of proposal 2, which appears to be a routine matter give rise to broker non-votes at the meeting?

Response: Section 3.9 of the Fund’s By-Laws states that “[a]t any meeting of Shareholders, the Trust will consider broker non-votes as present for purposes of determining whether a quorum is present at the meeting.  Broker non-votes will not count as votes cast.” In addition to the Proposal, the Meeting is being called for the purposes of any other business that properly comes before the Meeting. To the extent that such other business may be on a matter on which broker non-votes might be cast, such votes will be counted as shares that are present and entitled to vote for purposes of determining the presence of a quorum and will have the effect of being counted as votes against the Proposal.

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Please direct any questions concerning this letter to the undersigned at 215.981.4659 or, in my absence, to John M. Ford, Esq. at 215.981.4009.

Very truly yours,

/s/ John P. Falco

John P. Falco

cc:                                James E. O’Connor, Esq., Securities and Exchange Commission

Joel L. Weiss, President of FundVantage Trust

John M. Ford, Esq.